Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

October 20, 2015

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on September 24, 2015, regarding Post-Effective Amendment No. 139 to the Registration Statement on Form N-1A for the Direxion Credit Suisse U.S. Hedged Equity Index ETF (the “Fund”), a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on July 30, 2015. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.

Pursuant to Rule 418, please provide the Credit Suisse U.S. Hedged Equity Index’s (the “Index”) methodology document for the Staff’s review so that the Staff may confirm the Index is sufficiently rules-based.

The Trust confirms that it has provided the requested materials supplementally pursuant to Rule 418.

2.	Please confirm that the Operating Expense Limitation Agreement waiver will be in place for at least one year following the date of the Fund’s effectiveness.

The Trust confirms that the Operating Expense Limitation Agreement is in place through September 1, 2017, which is greater than one year following the date of the Fund’s effectiveness, and has updated the registration statement accordingly.

3.	In footnote one to the Fund’s “Annual Fund Operating Expenses” table, please consider revising the footnote to describe what the Other Expenses includes, rather than indicating what it excludes.

Instruction 3(c)(i) to Item 3 on Form N-1A provides that the “Other Expenses” line item to the fee table provide “all expenses not otherwise disclosed in the table that are deducted from the

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October 20, 2015

Fund’s assets or charged to all shareholder accounts.” The Trust notes that disclosure of the broad range of services that are covered by the Operating Expense Limitation Agreement would involve a lengthy and cumbersome discussion of services, as it would necessitate including large sections of the Operating Expense Limitation Agreement. In the interest of brevity and clarity, the Trust identifies those items that are not covered by the Operating Expense Limitation Agreement, which provides a more streamlined disclosure of the coverage of the Operating Expense Limitation Agreement. The Trust believes that this approach is supported by the “plain English” requirements of Rule 421 under the Securities Act of 1933 (“Rule 421”).

4.	Please consider revising the second and third paragraphs of the “Principal Investment Strategies” section, which describe the Index methodology, to ensure that the description uses “plain English.”

The Trust responds by revising the paragraph describing the methodology of the Index to ensure that it meets the “plain English” requirements of Rule 421.

5.

In the second paragraph under the “Principal Investment Strategies” section describing the Index’s methodology, please consider providing examples and/or descriptions of each of the economic stages discussed in the methodology and doing so through the use of subheadings, consistent with comment number 4 above.

The Trust responds by including the requested examples and descriptions.

6.	Because the Fund utilizes short positions, please confirm whether the risk of compounding is applicable to the Fund and, if so, please disclose.

The Trust responds by confirming supplementally that the Fund does not incur a risk of compounding due to its utilization of short positions. The Trust notes that because the Fund’s use of short positions will not exceed 100% of its corresponding long positions and may be readjusted or “reset” as often as daily, the Fund does not experience compounding to the same extent that a leveraged exchange-traded fund typically does.

7.

Please consider reviewing and revising the order of the risks disclosed under the “Principal Risks” section to ensure that the most important risks are given the most prominence by appearing first in the section.

Item 4(b)(1)(a) of Form N-1A requires the Fund to “summarize the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.” While Item 4 requires a narrative of the Fund’s risks it is silent as to the specific order of the risks in which they appear in the Fund’s prospectus. Accordingly, the Trust is not aware of any Form N-1A requirement to disclose the risks of investing in a fund in any particular order. The Fund confirms that its principal investment risks are currently disclosed in the prospectus in alphabetical order, which conforms to the order currently being utilized by each of the Trust’s other operational series. Accordingly, the Registrant respectfully declines the Staff’s comment at this time, but notes that it will take the order in which the principal investment risks appears under advisement during the Trust’s annual update to its registration statement.

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October 20, 2015

8.	Please clarify the sixth sentence under the “Derivatives Risk” heading within the “Principal Risks” section.

The Trust responds by clarifying the sixth sentence under the “Derivatives Risk” heading within the “Principal Risks” section as follows:

“The Fund may use a combination of swaps on an ETF whose investment objective is to track the performance of the S&P 500 Index or a futures contract to replicate the short position of the Index.”

9.

“Healthcare Sector Risk” is disclosed as a principal risk of the Fund. To the extent the Fund is expected to be significantly exposed to the Healthcare Sector, please disclose this as part of the Fund’s principal investment strategy.

The Trust responds by updating the registration statement to include information regarding potential industry concentrations in the Fund’s principal investment strategy.

10.

If the Fund’s Index provides significant exposure to a single industry, please consider disclosing the concentration of the Index in a particular industry in the Fund’s principal investment strategy and including the corresponding risks of investment in that industry in the principal investment risks section.

The Trust confirms supplementally that the Index does not have exposure to a single industry in excess of 25% of the Index. In certain instances in which the Index has significant industry exposure that is 25% or less of the Index, the Fund discloses the risks of investing in that industry in order to provide investors with additional information to better understand and evaluate the Index in accordance with the Staff’s comment.

11.

Please provide the estimated Acquired Fund Fees and Expenses (“AFFEs”) as a line item in the Fund’s “Annual Fund Operating Expenses” table or confirm supplementally that the Fund’s AFFEs amount to less than 0.01%.

The Trust responds by confirming supplementally that it does not currently expect that the Fund’s AFFEs will exceed 0.01%, and therefore AFFEs are not included as a line item in the Fund’s expense table.

12.	Please confirm whether the table under “Fees and Expense of the Fund” includes any dividends paid on short positions.

The Trust notes that the Fund intends to achieve its investment objective by obtaining short exposure to the S&P 500 Index by utilizing futures contracts and/or swap agreements. The Trust confirms that these types of financial instruments do not pay dividends, accordingly expenses for dividend payments on short sales are not incurred, and are therefore not reflected in the “Other Expenses” line item in the table.

13.	Please file the Operating Expense Limitation Agreement for the Fund or confirm that the Fund is included on the Operating Expense Limitation Agreement already filed with the SEC.

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October 20, 2015

The Trust confirms supplementally that that the amended Appendix A to the Operating Expense Limitation Agreement that includes the Fund was filed with the SEC on August 14, 2015 with Post-Effective Amendment No. 141 (Acc. No: 0001193125-15-291942), and will be incorporated by reference into the Fund’s registration statement.

14.	Please confirm that the legal opinion required by Item 28(i) of Form N-1A will be filed as an exhibit to the Fund’s registration statement.

The Trust confirms that the legal opinion required by Item 28(i) of Form N-1A will be filed as an exhibit to the Fund’s registration statement.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC